Exhibit 99.1

Pyxis Tankers Inc. Completes Merger with LookSmart, Ltd. and Expects to Commence Trading on the NASDAQ Capital Market Today

October 28, 2015 Maroussi, Greece. Pyxis Tankers Inc. (“Pyxis”), an international maritime transportation company with a focus on the product tanker sector, announced today that it completed its merger with LookSmart, Ltd (“LookSmart”). Pyxis' common stock has been approved to be listed on the NASDAQ Capital Market. Pyxis’ common stock will be traded on a “when issued” basis under the symbol “PXSSV” today and begin regular way trading under the trading symbol “PXS” starting from October 29, 2015.

In accordance with the terms of the merger agreement, LookSmart merged with and into Maritime Technologies Corp., a Delaware corporation and a wholly owned subsidiary of Pyxis. As a condition precedent to the consummation of the merger, LookSmart transferred all of its business, assets and liabilities to its wholly owned subsidiary, LookSmart Group, Inc. (“LSG”), and then spun off the ownership of LSG to the LookSmart shareholders. Upon consummation of the spin-off and immediately prior to the consummation of the merger, LookSmart consummated a 1 to .1512 reverse split, thereby reducing the number of its shares outstanding from 5,768,851 to 872,036. In connection with the closing of the merger, each post-split share of LookSmart will be cancelled and exchanged for the right to receive 1.0667 shares of Pyxis common stock. Immediately following the merger, Pyxis has a total of 18,243,143 shares of common stock issued and outstanding. As a result of the merger, LookSmart's stock was suspended as of the close of trading on October 27, 2015 and no longer trades on the NASDAQ Capital Market.

Valentios Valentis, Chairman and CEO of Pyxis stated “as a NASDAQ listed company, we are excited about our industry, our operations and opportunities for growth as well as developing a mutually beneficial relationship with the investment community.”

About Pyxis Tankers Inc.

Pyxis Tankers Inc. is a holding company incorporated on March 23, 2015 under the laws of the Republic of the Marshall Islands. Pyxis owns a fleet comprised of six double hull product tankers, which had a weighted average age of 4.3 years as of June 30, 2015, based on deadweight tonnage, that are employed under a mix of short- and medium-term time charters and spot charters. Four of the vessels in the fleet are medium-range, or MR, product tankers, three of which have eco-efficient or eco-modified designs, and two of which are short-range tanker sister ships. Each of the vessels in the fleet is capable of transporting refined petroleum products, such as naphtha, gasoline, jet fuel, kerosene, diesel and fuel oil, as well as other liquid bulk items, such as vegetable oils and organic chemicals.

Forward Looking Statement

 This press release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by Pyxis and its management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Contact:

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

Visit our website www.pyxistankers.com.

Company Contacts:

Henry Williams

CFO

Tel: +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Antonios C. Backos Senior

VP for Corporate Development and General Counsel

Tel: +30 (210) 638-0100

Email: abackos@pyxistankers.com